SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

04042067

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Progress Energy, Inc. — 0001094093
Exact Name of Registrant as Specified in Charter — Registrant CIK Number

Interim Report Under Rule 24/35-CERT
(Report period: April 1, 2004 to June 30, 2004)

Item "P"
The amount and a brief description of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), the aggregate outstanding amount of all the investments as of the end of the quarter

35-CERT 06-30-04 — File No: 070-10130
Electronic Report, Schedule or Registration Statement of which the Documents are a part (give period of report) — SEC File Number, if available

PROCESSED
SEP 02 2004
THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, this 31st day of August 2004.

Progress Energy, Inc.
(Registrant)

By: ....
Steven Carr
Associate General Counsel
Progress Energy Service Company, LLC

217016

ITEM P OF RULE 24 REPORT/35 CERT
Rule 24 Report Period: January 1, 2004 through June 30, 2004

Table of Investments in Energy-Related Assets
Progress Fuels Corporation

Asset/Entity Name	Area of Operations	Acquisition or Divestiture Cost ($ million)	Acquisition or Divestiture Date	Acquisition or Divestiture Transaction Cost ($ million)	Capital Invested Post-acquisition to June 30, 2004 ($ million)	Total Investment in Energy-Related Assets ($ million)
Westchester Gas Company, Ltd. ("Westchester")	Harrison County, TX Panola County, TX Caddo Parrish, LA	151.0	26-Apr-02	2.2	125.5	278.7
C&S Service Company	-----	(3.2)	Oct-02	0.0	0.0	(3.2)
Sendero	(merged into Westchester at acquisition)	14.2	10-Jan-03	0.0	0.0	14.2
Republic Energy (known as"Progress Fuels North Texas Gas, LP")	Wise County, TX Denton County, TX Tarrant County, TX	132.5	24-Feb-03	1.6	64.9	199.0
J-W Operating	(merged into Westchester at acquisition)	1.2	27-Feb-03	0.0	0.0	1.2
	Total without Mesa =====>	**295.7**		**3.8**	**190.4**	**489.9**
Mesa Hydrocarbons, LLC ("Mesa")	Garfield County, CO Mesa County, CO	49.5	Dec-00	0.0	51.8	101.3
	Total with Mesa =====>	**345.2**		**3.8**	**242.2**	**591.2**
Acquisitions Closed After June 30, 2003:						
Republic Energy Non-Op (Part of Progress Fuels North Texas Gas, LP)	Wise County, TX Denton County, TX Tarrant County, TX	4.0	1-Aug-03	0.0	0.0	4.0
Hopewell Operating (Pipeline held by Talco Midstream Assets, Ltd.; Gas & oil wells held by Winchester Production Company, Ltd.)	Harrison County, TX Panola County, TX	14.1	4-Sep-03	0.4	0.0	14.6
	Total with Mesa through September 30, 2003 =====>	**363.3**		**4.3**	**242.2**	**609.8**
Acquisitions Closed After September 30, 2003:						
Mesa Hydrocarbons, LLC	Garfield County, CO Mesa County, CO	(99.9)	1-Oct-03	2.1		(97.8)
	Total with Mesa through March 31, 2004 =====>	**263.4**		**6.4**	**242.2**	**512.0**
Working Interest Acquisitions	(Additional working interest in Westchester wells)	5.1	2-Jun-04	0		5.1
	Total with Mesa through June 30, 2004 =====>	**268.5**		**6.4**	**242.2**	**517.1**

Acquisition Asset Portfolio Physical Descriptions:

Westchester	215 producing gas wells at acquisition; 52 miles intrastate transmission pipeline (TGG Pipeline, Ltd); 170 miles gathering pipeline with compression and dehydration (Talco Midstream Assets, Ltd.); no processing or storage; 61 producing gas wells added post-acquisition
Sendero	4 producing gas wells at acquisition; no gas gathering or transmission pipeline, processing or storage
Republic Energy	147 producing gas wells at acquisition; no gas gathering or transmission pipeline, processing or storage; 31 producing gas wells added post-acquisition
J-W Operating	0 producing gas wells at acquisition; no gas gathering or transmission pipeline, processing or storage
Mesa	55 producing gas wells at acquisition; no gas gathering or transmission pipeline or storage; compression, dehydration, and CO2 removal unit; 43 producing gas wells added post-acquisition
Hopewell Operating	31 producing gas and oil wells, 16 shut-in gas and oil wells, and 3 saltwater disposal wells at acquisition; no transmission pipeline; 24 miles gathering pipeline; no processing or storage